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3/11

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



12012539

SEC FILE NUMBER

8- 5727

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01-01-11__ AND ENDING __12-31-11__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Planned Financial Programs, Inc*

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__734 Walt Whitman Road__

(No. and Street)

__Melville,__   __New York__   __11747__

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Mark Brody__   __631-423-8800__

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Kass & Jaffe, P.C.__

(Name – *if individual, state last, first, middle name*)

__1025 Westchester Avenue__   __White Plains__   __NY__   __10604__

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Mark Brody_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Planned Financial Programs, Inc._____ , as

of __December 31_____ , 20__11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Linda B. McDermott
Notary Public of New Jersey
My Commission Expires Apr. 25, 2015

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANNED FINANCIAL PROGRAMS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2011



PLANNED FINANCIAL PROGRAMS, INC.

DECEMBER 31, 2011

TABLE OF CONTENTS



Kass & Jaffe, PC

CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

INDEPENDENT AUDITORS' REPORT

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

We have audited the accompanying balance sheet of Planned Financial Programs, Inc., as of December 31, 2011 and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planned Financial Programs, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Kass & Jaffe, P.C.

February 10, 2011
White Plains, New York

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PLANNED FINANCIAL PROGRAMS, INC.

BALANCE SHEET
DECEMBER 31, 2011

ASSETS

CURRENT ASSETS

Cash and equivalents	$ 17,066
Commissions receivable	38,892
Total Current Assets	55,958

PROPERTY AND EQUIPMENT, net of accumulated depreciation $1,672   0

TOTAL ASSETS $ 55,958

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accrued expenses	$ 4,960

STOCKHOLDER'S EQUITY

Capital stock (no par value, 200 shares authorized, 100 shares issued and outstanding)	5,000
Retained earnings	45,998
TOTAL STOCKHOLDER'S EQUITY	50,998

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $ 55,958

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2011

INCOME	
Commissions	$ 342,355
Less - commission expenses	33,814
TOTAL INCOME	308,541
OPERATING EXPENSES	
Officers' salaries	180,068
Other salary	49,347
Payroll taxes and benefits	23,268
Rent	21,540
Professional fees	10,415
Postage and office	6,298
Telephone and utilities	4,901
Subscriptions and dues	6,498
Insurance	2,840
Computer expenses	2,300
Miscellaneous	1,275
TOTAL OPERATING EXPENSES	308,750
INCOME (LOSS) FROM OPERATIONS	(209)
OTHER INCOME (EXPENSES)	
Dividends and interest	22
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(187)
PROVISIONS FOR INCOME TAXES	
State Income Taxes	175
NET (LOSS) INCOME	(362)
RETAINED EARNINGS - Beginning	46,360
LESS DISTRIBUTIONS	(0)
RETAINED EARNINGS - Ending	$ 45,998

See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Stockholder's equity - December 31, 2010	$ 46,360
Net income (loss) - Year ended December 31, 2011	(362)
Distributions	(0)
STOCKHOLDER'S EQUITY - DECEMBER 31, 2011	$ 45,998

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See accompanying notes and independent auditors' report.

PLANNED FINANCIAL PROGRAMS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$ (362)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:	
(Increase) decrease in commission receivable	4,295
(Increase) decrease in other assets	3,631
Increase (decrease) in accrued expenses	(5,364)
TOTAL ADJUSTMENTS TO NET INCOME	2,562
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	2,200
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,200
CASH AND EQUIVALENTS – BEGINNING	14,866
CASH AND EQUIVALENTS – ENDING	$ 17,066

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the period for:

Taxes	$ 175

5

See accompanying notes and independent auditors' report.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business

Planned Financial Programs, Inc. was incorporated in August of 1991. The Company's primary source of income is from commissions on the sale of mutual funds and variable annuities.

Use of Estimates

The Company prepares their financial statements using generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments that are readily convertible to known amounts of cash and are so near to their maturity that they present an insignificant risk of changes in value because of changes in interest rates to be cash equivalents.

Property and Equipment

Property and equipment are stated on the balance sheets at cost and do not purport to represent replacement or realizable values. Routine maintenance and repairs and minor replacement costs are charged to expense as incurred while expenditures that extend the life of these assets are capitalized. Depreciation is provided on both straight-line and accelerated methods over the estimated useful lives of these assets. Property and equipment are detailed in Note 2.

Income Taxes

The Company has elected to file its corporate income tax returns under the appropriate "S" Corporation provision of the Federal and State laws and, therefore, incurs no Federal income tax and only minimal State Franchise tax on its taxable income. Instead the shareholders are liable for individual taxes on their respective shares of the Company's taxable income.

PLANNED FINANCIAL PROGRAMS, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Concentrations

The Company received approximately 82 % of its commissions from four brokerage firms.

Allowance for Doubtful Receivables

The Company has no allowance for commissions' receivable. It considers commissions receivable to be fully collectible within one year.

NOTE 2 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2011 consist of the following:

Computer Equipment	$ 1,672
Less: Accumulated Depreciation	(1,672)
Net	$ 0

NOTE 3 – SECURITY EXCHANGE ACT RULE 15c3-3

The Company does not receive, acquire or hold funds or securities for the accounts on behalf of its "customers." Based on this rule, the Company is exempt from reserve requirements.



Kass & Jaffe, PC
CERTIFIED PUBLIC ACCOUNTANTS

1025 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

TELEPHONE: 914-948-7800
FAX: 914-948-7877

INDEPENDENT AUDITORS' REPORT ON
SUPPLEMENTAL INFORMATION

Planned Financial Programs, Inc.
734 Walt Whitman Road
Melville, New York 11747

Our report on our audit of the basic financial statements of Planned Financial Programs, Inc. for 2011 appears on page 1. That audit was made for purposes of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kass & Jaffe, P.C.

White Plains, New York
February 10, 2012

PLANNED FINANCIAL PROGRAMS, INC.

COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2011

Cash in banks		$ 17,066
Sundry assets		38,892
Total Assets		55,958
Less - current liabilities		(4,960)
Net capital before haircuts on securities		50,998
Haircuts		
Other securities		-0-
Undue concentration		-0-
Net Capital		50,998
Statutory net capital requirement	$ 5,000	
Aggregate indebtedness	$ 4,960	
Aggregate indebtedness net capital requirements	$ 331	
Higher of net capital requirements		(5,000)
Excess net capital		$ 45,998

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